Exhibit (a)(30)

IN THE SUPERIOR COURT OF FULTON COUNTY

STATE OF GEORGIA

JAY PHELPS individually and on behalf all others similarly situated,	Civil Action No. 2011-CV-203228

Plaintiff,

v.

RADIANT SYSTEMS, INC., ALON GOREN, JOHN H. HEYMAN, DONNA A. LEE, JAMES S. BALLOUN, J. ALEXANDER DOUGLAS JR., MICHAEL Z. KAY, PHILIP J. HICKEY, JR., NICK SHREIBER, WILLIAM A. CLEMENT, JR. NCR CORPORATION and RANGER ACQUISITION CORPORATION,

Defendants.

CLASS ACTION COMPLAINT

Plaintiff, Jay Phelps, by his undersigned attorneys, brings this verified class action complaint and alleges the following upon personal knowledge with respect to himself, and upon information and belief as to all other allegations based upon, inter alia, the investigation of counsel:

NATURE OF THE ACTION

1. This is a shareholder class action complaint brought by Plaintiff Jay Phelps (“Plaintiff”) individually and on behalf of shareholders of Radiant Systems, Inc. (“Radiant” or the “Company”) against the Company’s Board of Directors (the “Board” or the “Individual Defendants”), the Company and other persons and entities involved in the proposed transaction through which the shareholders of the Company are presented with a cash tender offer by NCR Corporation (“NCR”), and its wholly-owned subsidiary, Ranger Acquisition Corporation (“Ranger” or “Merger Sub”), after which the Company will effectuate a second step merger with NCR for inadequate consideration resulting from a flawed process (the “Proposed Transaction”).

2. On July 11, 2011, Radiant and NCR entered into an Agreement and Plan of Merger (“Merger Agreement”), whereby NCR, through its-wholly owned subsidiary, would acquire all outstanding shares of Radiant in a cash merger valued at $28.00 per share, a transaction valued at approximately $1.2B (the “Tender Offer”). The Tender Offer is to commence July 25, 2011 and will be open for a period not less than 20 days.

3. The consideration offered in the Proposed Transaction is unfair and grossly inadequate because the intrinsic value of Radiant’s common stock is materially in excess of the amount offered, given the Company’s growth, anticipated operating results, and future profitability.

4. Additionally, as detailed herein, the Proposed Transaction is the product of a process designed to favor Radiant insiders, including Defendant John H. Heyman, the Company’s Chief Executive Officer (“CEO”), and other members of its Board of Directors.

5. Moreover, if the Tender Offer closes, NCR will be able to enhance its mix of software and services and expand its market coverage by utilizing Radiant’s strong channel partner network, enabling it to capitalize on Radiant’s established position and years of investment. In contrast, Radiant shareholders will not share in the rewards of the surviving company’s expected success.

6. As described further below, both the consideration to Radiant common shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction, including various preclusive deal protection devices, are fundamentally unfair to Plaintiff and other common shareholders of the Company. The Individual Defendants’ conduct constitutes a breach of their fiduciary duties owed to Radiant’s common shareholders and a violation of applicable legal standards governing the Individual Defendants’ conduct.

7. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin

Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

JURISDICTION AND VENUE

8. This Court has jurisdiction over each defendant named herein because each Defendant is either a corporation that conducts business in and maintains operations in this county, or is an individual who has sufficient minimum contacts with Georgia so as to render the exercise of jurisdiction by the Georgia courts permissible under traditional notions of fair play and substantial justice.

9. Venue is proper in this court because one or more of the defendants either resides in or maintains executive offices in this county, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to Radiant occurred in this county, and defendants have received substantial compensation in this county by doing business here and engaging in numerous activities that had an effect in this county. In addition, Radiant maintains its registered agent at 1201 West Peachtree Street, Suite 2800, Atlanta, Fulton County, Georgia 30309.

THE PARTIES

10. Plaintiff Jay Phelps is and has been the owner of Radiant common stock continuously since prior to the wrongs complained of herein.

11. Defendant Radiant is a Georgia corporation with its headquarters located in 3925 Brookside Parkway, Alpharetta, Georgia. Radiant is a global provider of innovative technology to the hospitality, retail, and entertainment industries. For more than two decades, Radiant’s point of sale hardware and software solutions have helped to redefine the consumer experience in more than 100,000 restaurants, retail stores, stadiums, parks, arenas, cinemas, convenience stores, fuel centers, and other customer-services venues. Radiant’s common stock publicly trades on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “RADS” and, as of May 2, 2011, it had 40,214,363 shares outstanding.

12. Defendant Alon Goren has served as Chairman of the Board and Chief Technology Officer of the Company since 1985.

13. Defendant John H. Heyman has served as a director of the Company since June 1996 and has served as CEO since January 2002.

14. Defendant Donna A. Lee has served as a director of the Company since March 2007.

15. Defendant James S. Balloun has served as a director of the Company since April 1997.

16. Defendant J. Alexander Douglas Jr. has served as a director of the Company since August 2001.

17. Defendant Michael Z. Kay has served as a director of the Company since April 2002.

18. Defendant Philip J. Hickey, Jr. has served as a director of the Company since February 2011.

19. Defendant Nick Shreiber has served as a director of the Company since March 2011.

20. Defendant William A. Clement, Jr. has served as a director of the Company since April 2005.

21. Defendant NCR is a Maryland corporation with its headquarters located at 3097 Satellite Boulevard, Duluth, GA 30096. NCR is a global technology company leading how the world connects, interacts and transacts with business. NCR’s assisted and self-service solutions and comprehensive support services address the needs of retail, financial, travel, healthcare, hospitality, entertainment, gaming, public sector, telecom carrier and equipment organizations in more than 100 countries.

22. Ranger is a Georgia corporation and wholly-owned subsidiary of NCR. NCR and Ranger are sometimes collectively referred to herein as NCR.

23. The individuals indentified in ¶¶12-20 are collectively referred to herein as the “Individual Defendant.”

24. By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with Plaintiff and the Company’s other public shareholders, and owe them the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

25. Radiant, Individual Defendants, NCR, and Ranger are sometimes collectively referred to herein as “Defendants.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

26. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation’s assets, they have an affirmative fiduciary obligation to act in the best interests of the company’s shareholders, including the duty to obtain maximum value under the circumstances. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to acquire control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties; and/or

(d) will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, and place their own pecuniary interests above those of the interests of the company and its shareholders.

27. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Radiant, are obligated to:

(a) determine whether a proposed sale of the Company is in the shareholders’ best interests;

(b) maximize shareholder value by considering all bona fide offers or strategic alternatives, including the Proposed Transaction; and

(c) refrain from implementing unreasonable measures designed to protect a transaction to the exclusion of a more beneficial deal, and from participating in any transaction in which their loyalties are divided.

28. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, have violated and are continuing to violate the fiduciary duties they owe to Plaintiff and the Company’s other public shareholders, including the duties of loyalty, good faith, candor, and due care.

SUBSTANTIVE ALLEGATIONS

A.	Background

29. Radiant, which conducted its initial public offering in 1997, provides enterprise-wide technology solutions to selected vertical markets within the retail industry. The Company offers fully integrated retail automation solutions including Point of Sale (“POS”) systems, consumer-activated ordering systems, back office management systems and headquarters-based management systems. The Company’s products enable retailers to interact electronically with consumers, capture data at the point of sale, manage site operations and logistics and communicate electronically with their sites, vendors and credit networks. In addition, the Company offers system planning, design, and implementation services that tailor the automation solution to each retailer’s specifications.

B.	The Proposed Transaction

30. On July 11, 2011, Radiant and NCR issued a joint press release announcing their entry into the Proposed Transaction, which is expected to close during the third quarter of 2011. Pursuant to the Proposed Transaction, NCR is offering Radiant’s public shareholders $28.00 per share with an aggregate value of approximately $1.2 billion. Thus, shareholders will not retain a continuing interest in the Company after the Tender Offer closes and if the Proposed Transaction is consummated.

31. Moreover, the consideration offered to Radiant shareholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Radiant’s common stock is materially in excess of the amount offered for those securities in the Proposed Transaction given the Company’s prospects for future growth and earnings.

32. On November 5, 2010, Radiant filed a Form 10-Q with the U.S Securities and Exchange Commission (“SEC”) announcing the Company’s strong growth in its 3Q10 results. Radiant earned total revenues of $89.2 million for the period which exceeded Company guidance and represented a 26 percent increase from revenues of $70.9 million for the same period in 2009. Net income for the period was $7.5 million, or $0.20 per diluted share, an increase of $4.1 million, or $0.10 per diluted share, compared to the same period in 2009. The 10-Q included the following statement:

Our financial results through the first nine months of 2010 reflect significant improvement over the same period a year ago, primarily due to stronger global economic and industry conditions. In the first half of 2009, negative trends in consumer spending and pervasive economic uncertainty led to slowed new site openings and reduced capital spending from existing customers. However, in the second half of 2009, demand began to increase and was recognized through new customer contracts, a growing pipeline of opportunities and the stabilization of our channel partners. This trend has continued in 2010 due to the number of significant new contracts signed in recent months, the visibility of the sales pipeline available to us, our ability to work closely with our channel partners to help end customers realize the benefits of new technology in their sites, and the launching of several new products in hosted solutions, mobile ordering and a new point-of-sale terminal in Europe.

33. On November 2, 2010, Defendant Heyman, the Company’s CEO, participated in a conference call with analysts to discuss Radiant’s 3Q10 results, and he described the Company’s recent developments that he expected to drive growth:

Increasingly, our product strategy is allowing our customers to build stronger relationships with their consumers through a variety of tools. Most recently, we’ve launched our Customer Connect solution, which is delivered in a hosted manner that lets our customers build very specific e-mail marketing campaigns to consumers based on detailed customer buying behavior linked with available food and inventory offerings. Already, over 100 customers are seeing significant sales lists from this tool, as we ready the product for release later this year.

34. In commenting to analysts on Radiant’s developing opportunities overseas, Defendant Heyman stated:

As to our global efforts right now, we are nearing some key inflection points that we’ve been talking about for some time now, as we look to replicate our domestic success into other parts of the world. I’m just now completing a six-week tour of Europe. I’ve been visiting with our customers, with our people, and, of course, with our partners. Our global growth prospects here are very clear. One, we’ve got developing relationships with some very large companies growing inside and outside the Continent. Two, we have a very strong position inside key growth markets, such as Turkey, and we have a low share in more mature geographies that can increase despite the lack of overall market growth.

35. In sum, Defendant Heyman claimed that, as of November 2010, Radiant’s future was bright, stating: “[o]ur pipeline is strong, our backlog is strong, new products are maturing, and we’re expanding our global efforts and the efforts of our domestic sales force. Of course, we must all temper our collective enthusiasm with continued conservatism around the economy in many parts of the globe, but, our business continues to fire on all cylinders.”

36. Radiant raised its 4Q10 guidance to reflect an anticipated year-over-year growth of 26%.

37. On February 15, 2011, Radiant announced its 4Q10 results. Radiant earned record total revenues of $90.6 million, an increase of 16% of 4Q09. Net income increased $6.0 million, or $0.15 per diluted share, to $23.0 million for the quarter, or $0.66 per diluted share.

38. In discussing the results with analysts on a conference call on February 15, 2011, Defendant Heyman said:

In terms of other highlights from a customer standpoint, our products both new and old are meeting with incredible acceptance in the marketplace. It’s led to multiple wins with new customers. Too many names really for me to itemize on this call. Additionally, rollout for new product adoption with existing customers led to strong growth in every geography, industry and channel. And while many of our wins in the restaurant sector are quite public and speak for themselves, we’ve also had great success in other areas as well. Our retail, sports and entertainment industry grew. Both saw new wins with three sizable convenience store operators, totaling roughly 1,000 sites last year, representing — each of them representing notable takeaways from the competition. Our specialty retail growth, specifically in the small business segment of specialty retail, grew almost 40% in terms of new customers. And for those of you who are fortunate enough to be in Dallas for the Super Bowl, our recently installed Quest system operated flawlessly on behalf of the host stadium.

39. Defendant Heyman summed up his understanding of Radiant’s market as of February 15, 2011 by stating: “I have never seen technology be in such high demand as it is today. Lower product costs, cloud-based computing, SaaS business models, knowledgeable consumers and powered by mobility and Smart phones, social media, et cetera, are all working to create much larger opportunities for our industry to deploy technology as a competitive weapon.”

40. On the February 15, 2011 call Defendant Heyman claimed Radiant’s expansion to Europe was progressing as well: “[I]n Europe we’ve launched the Columbus 700 in the fourth quarter. And midway into the first quarter it’s performing — the launch is-performing well ahead of our expectations in terms of volume…And we’re in the early stages of what we believe can be $100 million plus opportunity for us over the next five years.”

41. In discussing the prospect of mergers and acquisitions on the February 15, 2011 call, in his prepared remarks Defendant Heyman again was silent as to the prospect of Radiant being purchased, and instead indicated that the Company was interested in using some of the funds generated by a September 2010 secondary stock offering to purchase other entities. Specifically, Defendant Heyman stated:

We are as interested as many of our shareholders in putting our newfound capital to work. Our cash position and our borrowing power provides us with a very strong foundation for inorganic growth opportunities. We are currently reviewing a number of small to medium-size opportunities. They’re all inside our core business. The criteria for our deals are twofold. One, that they be accretive in the first 12 months, and, two, that they meet our long-term return on capital hurdles. But, we continue to look at a number of small to medium-sized deals.

42. On March 15, 2011, analysts Wedbush reiterated their “Outperform” rating of Radiant, and wrote to their clients, writing, “We believe Radiant will generate mid-teen revenue growth for the next 3-5 years as acceleration in restaurant chain activity and recurring service penetration has now been joined by expanded international opportunities and a pickup of activity in the channel business.”

43. On March 16, 2011, Radiant was upgraded to “buy” from “neutral” by analysts Sidoti & Company, LLC.

44. Radiant announced its 1Q11 financial results in a press release dated April 28, 2011. Radiant reported total revenues of $87.1 million, which was an increase of 10% compared to the same period in 2010, with an increase of 52% in adjusted operating income (non-GAAP) of $12.7 million with 14.6% operating margins. Defendant Heyman is quoted as saying:

“Given our performance in the quarter and increased visibility to the year, we are increasing our guidance for both revenue and earnings. The high end of the guidance range equates to more than 10% revenue growth and 20% adjusted operating income growth for the year with subscription services approaching a 30% growth rate,” said Mark Haidet, CFO of Radiant Systems. “We continue to see organic and inorganic growth opportunities that we believe could evolve as the year progresses.”

45. On April 28, 2011, Defendant Heyman participated in a conference call with analysts to discuss the Company’s 1Q11 results. Defendant Heyman commented on Radiant’s future:

Our long-term operating model continues to evolve. Just a couple of years ago, our long-term model called for 15% operating margins, which we essentially hit this past quarter. The transition to SaaS has enabled us to forecast much stronger margins over time. We can now envision 20% operating margins as the SaaS model continues to make up a larger percentage of our revenues, given its growth rate.

46. Defendant Heyman continued:

The SaaS demand follows what we see as a new world at hand for our customers and their consumers. First, cloud computing makes it easier to deploy and maintain software and allows us to provide even more relevant functionality to our customers. We’ve been hosting tens of thousands of application sites in the cloud for years. Second, social networks are attracting more people to the Internet, both young and old, by bringing consumers together with social networks and creating more opportunity and, yes, even more threat to retailers. And third, the rapidly accelerating pace of mobile platforms will increase the opportunities we see and intensifies the challenges for retailers.

These capabilities have resulted in increased demand from retailers for technology solutions that allow them to take advantage of these very same trends in ways that help them increase revenues profitably — and I say that with emphasis — and control their costs. Mobile payment, ordering, reservations, email marketing, managing social media are all new opportunities for us to have an even larger impact on our customers and create more demand for our SaaS business. We’re clearly in the middle of affecting these trends for our markets.”

47. Radiant is also poised to benefit from international growth. Defendant Heyman emphasized this point during the April 28, 2011 call:

I was in Brazil last week. Shipments are well ahead of plan in this region, and we forecast continuing accelerating growth here as well. It’s an incredibly vibrant country, and we think we’ll see continued growth here for years. Europe and Brazil combined should lead the way for Radiant’s international revenues to grow. We estimate 30% or more in 2011, and we feel like we’re just getting started in these regions. We’re winning deals across the business, and our pipeline remains robust. Even in the NFL stadium market, we’ve signed two competitive displacements in the face of a well publicized work stoppage.

48. Defendant Heyman emphasized that Radiant’s bottom line was strong and he focused his comments on the Company’ growth ahead, yet he failed to reveal that just more than two months later the Board would agree to support NCR’s Tender Offer. Conversely, as of April 28, 2011, Defendant Heyman was still suggesting Radiant could become an acquirer of other companies to support its growth:

Our cash balance, strong cash flow, and credit lines provide us with excellent foundation for growth. We’re frequently asked about acquisitions. We’ve been talking to a lot of companies that we believe are very synergistic, and we’re in negotiation on a couple of midsized deals right now. We hope to have a couple of letters of intent signed this quarter. But again, we all know how these processes can work in terms of delays.

In short, we’ve never been more excited about our business. It’s working exactly as we have designed and planned for years. More than ever, technology has the power to transform the industries we serve, and we are helping our customers embrace this power.

49. Following this announcement, on April 29, 2011, shareholders drove up Radiant’s stock price more than $2.49 from the previous close to reach a high of $20.09 on significant volume of 1.1 million shares (Radiant’s average volume is less than 350,000 per day).

50. In exchange for its lowball offer, the NCR stands to gain control over Radiant’s valuable customer base and seize control of its technological innovations and reputation. Radiant’s public shareholders have a right to receive the best value available for their shares. The consideration reflected in the Proposed Transaction, however, falls short and does not adequately value the Company’s substantial assets.

51. Moreover, the Proposed Transaction was driven by the self-interested Individual Defendants looking to cash out their largely illiquid holdings in Radiant stock and assume leading roles at NCR.

52. Indeed, commenting on the Proposed Transaction, Defendant Heyman, indicated that the acquisition of the Company was consistent with Radiant’s growth strategy, stating:

This combination dramatically accelerates our capabilities on all these [growth] initiatives. NCR’s global footprint, brand recognition and track record of innovations will help us achieve our strategic aspirations and create even more value for our customers.

53. However, while Defendant Heyman anticipates personally benefiting from the continued operations of the combined company, Radiant shareholders are being cashed out of the future growth Defendant Heyman touted over the last several quarters.

54. Pursuant to the terms of the Merger Agreement filed with the SEC on July 12, 2011, if 50 percent of Radiant’s shares are tendered through the Tender Offer, Radiant will become a new vertical business for NCR. Defendant Heyman is expected to “lead” this new business for NCR, and other “key members of the Radiant Systems management team will play integral roles in strengthening NCR’s position in hospitality and specialty retail….”

55. Notably absent from Defendant Heyman’s praise of the prospects of future growth for NCR are any benefits flowing to current Radiant shareholders, to whom Defendant Heyman and the Individual Defendants owe fiduciary duties of loyalty and a good faith.

56. By approving the Proposed Transaction for inadequate consideration and failing to ensure Radiant shareholders received adequate value for their shares, each of the Individual Defendants, as members of Radiant’s Board, breached their fiduciary duties to Company and its shareholders.

C.	The Preclusive Deal Protection Devices

57. As part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

58. By way of example, §6.2(a) of the Merger Agreement, titled “Non-Solicitation,” contains a provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by NCR. Section 6.2 further demands that the Company cease and cause to be terminated any and all prior or on-going discussions with other potential suitors. Despite the fact that Defendants have already “locked up” the transaction in favor of NCR and precluded the Radiant Board from soliciting alternative bids, the Merger Agreement provides other ways to guarantee that NCR will be the Company’s only suitor.

59. Pursuant to §6.2(b) of the Merger Agreement, should an unsolicited buyer arise with a “Superior Proposal,” the Company must notify NCR of the “Superior Proposal” and grant NCR three business days to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid ceases to constitute a “Superior Proposal.” Moreover, NCR will be able to match the unsolicited offer because it will be granted unfettered access to the details of the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.

60. Accordingly, the Merger Agreement unfairly assures that any “auction” will favor NCR and piggy-back upon the due diligence of the foreclosed alternative bidder.

61. In connection with the Merger Agreement, certain directors and officers of the Company, together representing ownership of more than approximately 7% of the Company’s outstanding shares, entered into a Voting Agreement agreeing, among other things, to tender all of their shares in favor of the Proposed Transaction.

62. The Merger Agreement also provides for a coercive Top-Up Option. In particular, §1.3 provides for the following:

(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 1.3, to purchase at a price per share equal to the Offer Price paid in the Offer up to that number of newly issued Company Shares (the “Top-Up Shares”) equal to the lowest number of Company Shares that, when added to the number of Company Shares owned by Buyer and its Subsidiaries at the time of exercise of the Top-Up Option, shall constitute one share more than 90% of the Company Shares outstanding immediately after the issuance of the Top-Up Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof); provided, however, that (i) the Top-Up Option shall not be exercisable for a number of Company Shares in excess of the Company Shares authorized (whether unissued or held in the treasury of the Company) at the time of exercise of the Top-Up Option (giving effect to the Company Shares issuable pursuant to all then-outstanding stock options, restricted stock units and any other rights to acquire Company Shares as if such shares were outstanding) and (ii) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares shall not be prohibited by any Law (which, for the avoidance of doubt, shall not include the rules of NASDAQ) or judgment, order, writ, injunction, decree or award of any Governmental Entity. The Top-Up Option shall be exercisable at any one time following the Offer Closing and prior to the earlier to occur of (a) the Effective Time and (b) the termination of this Agreement in accordance with its terms. The obligation of the Company to issue and deliver the Top-Up Shares upon the exercise of the Top-Up Option is subject only to the condition that no Legal Restraint (other than any listing requirement of any national securities exchange) that has the effect of preventing the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Shares in respect of such exercise shall be in effect. The parties hereto acknowledge and agree that, notwithstanding anything to the contrary herein, the failure to obtain approval of the Company’s shareholders of the issuance of Company Shares pursuant to the Top-Up Option as a result of applicable stock exchange listing requirements shall not cause any condition of the Offer not to be met. Upon Buyer’s written request, the Company shall use its reasonable best efforts to cause its transfer agent to certify in writing to Buyer the number of Company Shares issued and outstanding as of immediately prior to the exercise of the Top-Up Option after giving effect to the issuance of the Top-Up Shares. Subject to the terms and conditions hereof, and for so long as this Agreement has not been terminated pursuant to the provisions hereof, the Company agrees that it shall maintain out of its existing authorized capital, free from preemptive rights, sufficient authorized but unissued Company Shares issuable pursuant to this Agreement so that the Top-Up Option may be exercised, after giving effect to the Company Shares issuable pursuant to all other then-outstanding stock options, restricted stock units and any other rights to acquire Company Shares as if such shares were outstanding.

(b) The parties shall cooperate to ensure that the issuance and delivery of the Top-Up Shares comply with all applicable Laws, including compliance with an applicable exemption from registration of the Top-Up Shares under the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “Securities Act”). In the event Merger Sub wishes to exercise the Top-Up Option, Merger Sub shall give the Company prior written notice, specifying (i) the number of Company Shares owned by Buyer and its Subsidiaries at the time of such notice and (ii) a place and a time for the closing of such purchase. The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Merger Sub specifying, based on the information provided by Merger Sub in its notice, the number of Top-Up Shares. At the closing of the purchase of Top-Up Shares, the purchase price owed by Merger Sub to the Company therefor shall be paid to the Company by issuance by Merger Sub to the Company of a non-negotiable and non-transferable promissory note, secured by the Top-Up Shares and bearing compounding interest at 5% per annum, with principal and interest due one year after the purchase of the Top-Up Shares, prepayable in whole or in part without premium or penalty. The parties agree to use their reasonable best efforts to cause the closing of the purchase of the Top-Up Shares to occur on the same day that such notice is received by the Company, and if not so consummated on such day, as promptly thereafter as possible. The parties further agree to use their reasonable best efforts to cause the Merger to be consummated in accordance with Section 14-2-1104 of the GBCC and without a meeting of shareholders as close in time as possible to (including, to the extent possible, on the same day as) the issuance of the Top-Up Shares.

Exhibit A of the Merger Agreement continues to state as follows:

(a) There shall not be validly tendered and not validly withdrawn prior to the Expiration Date that number of Company Shares which, when added to the Company Shares already owned by Buyer and its Subsidiaries, represents at least a majority of the total number of outstanding Company Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities convertible or exercisable into Company Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date (the “Minimum Tender Condition”);

63. In light of the massive available amount of unissued but authorized Radiant common stock shares combined with the Voting Agreement, the Top-Up Option only requires a majority of shares to be tendered, allowing NCR unfettered power to exercise the Top-Up Option, dilute Radiant shareholders, and ensure the Tender Offer is successful.

64. In addition, the Merger Agreement provides that Radiant must pay to NCR a termination fee of $35.68 million if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

65. Ultimately, these preclusive deal protection devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions will foreclose the new bidder from providing the needed market check of NCR’s inadequate offer.

66. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLASS ACTION ALLEGATIONS

67. Plaintiff brings this action individually and as a class action behalf of all holders of Radiant stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

68. This action is properly maintainable as a class action.

69. The Class is so numerous that joinder of all members is impracticable. According to Radiant’s SEC filings, as of May 2, 2011, there were more than 40 million shares of Radiant common stock outstanding.

70. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Transaction;

(c) whether the Individual Defendants have breached any of their other fiduciary duties owed to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, and fair dealing;

(d) whether Radiant aided and abetted the Individual Defendants’ breaches of fiduciary duties;

(e) whether the NCR aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(f) whether Plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

71. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

72. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

73. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

74. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

75. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the preliminary relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

76. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

77. The Individual Defendants have violated the fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Radiant and have acted to put their personal interests ahead of the interests of Radiant’s shareholders.

78. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value inherent in and arising from Radiant.

79. The Individual Defendants have violated their fiduciary duties by causing Radiant to enter into the Proposed Transaction without regard to its effect on Radiant’s shareholders.

80. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required and breached their duties of loyalty, good faith, and independence owed to the shareholders of Radiant because, among other reasons:

(a) they failed to take steps to maximize the value of Radiant to its public shareholders;

(b) they failed to properly value Radiant and its various assets and operations; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

81. Because the Individual Defendants dominate and control the business and corporate affairs of Radiant, and are in possession of, or have access to, private corporate information concerning Radiant’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Radiant which makes it inherently unfair for them to pursue and recommend any proposed acquisition wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

82. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

83. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

84. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Radiant’s assets and operations. Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Transaction’s terms, and may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.

85. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Radiant

86. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

87. Defendant Radiant aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Radiant, including Plaintiff and the members of the Class.

88. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

89. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

90. Radiant colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

91. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against

the NCR and Merger Sub

92. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

93. NCR and Merger Sub aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Radiant, including Plaintiff and the members of the Class.

94. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

95. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

96. NCR and Merger Sub colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

97. NCR and Merger Sub participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. NCR and Merger Sub obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. NCR and Merger Sub will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Transaction is consummated.

98. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

C. Rescinding, to the extent already implemented, the Merger Agreement;

D. Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for Radiant’s shareholders;

E. Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Radiant and obtain a transaction which is in the best interests of Radiant’s shareholders;

F. Imposition of a constructive trust in favor of Plaintiff and members of the Class upon any benefits improperly received by Defendants as a result of their wrongful conduct;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

Submitted this 14th day of July, 2011.

HOLZER HOLZER & FISTEL, LLC

/s/ Marshall P. Dees

Corey D. Holzer

Georgia Bar Number: 364698

Michael I. Fistel, Jr.

Georgia Bar Number: 262062

Marshall P. Dees

Georgia Bar Number: 105776

William W. Stone

Georgia Bar Number: 273907

200 Ashford Center North Suite 300

Atlanta, Georgia 30338

Telephone: 770-392-0090

Facsimile: 770-392-0029

OF COUNSEL

FARUQI & FARUQI, LLP

JUAN E. MONTEVERDE

369 Lexington Avenue, 10th Floor

New York, New York 10017

Tel: (212)983-9330

Fax: (212)983-9331